SEC Form 4

FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Nicholas, Jr., N.J. (Last) (First) (Middle) One Boston Scientific Place (Street) Natick, MA 01760-1537 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol Boston Scientific Corporation (BSX) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year) December 31, 2002 5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

Officer/Other
Description

7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock				60,000	I	By IRA
Common Stock				76,000	I	By Trust
Common Stock				20,000	I	By Trust 2

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Nicholas, Jr., N.J. - December 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock Equivalent Units (1)	$0.0000	12/31/2002	A |	(A) 288		Common Stock - 288	$30.3740	9,177	D
Phantom Stock (2)	$0.0000					Common Stock - 4,000		4,000	D
Stock Option (Right to Buy) NED	$20.8750				Varies (3) | 05/10/2006	Common Stock - 4,000		4,000	D
Stock Option (Right to Buy) NED	$24.8125				Varies (4) | 05/05/2007	Common Stock - 4,000		4,000	D
Stock Option (Right to Buy) NED	$36.6875				Varies (5) | 05/05/2008	Common Stock - 4,000		4,000	D
Stock Option (Right to Buy) NED	$41.2500				Varies (6) | 05/04/2009	Common Stock - 4,000		4,000	D
Stock Option (Right to Buy) NED	$28.3125				Varies (7) | 05/09/2010	Common Stock - 4,000		4,000	D
Stock Option (Right to Buy) NED	$15.5300				Varies (8) | 05/08/2011	Common Stock - 2,000		2,000	D
Stock Option (Right to Buy) NED	$24.6800				Varies (9) | 05/07/2012	Common Stock - 2,000		2,000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

By: /s/ Lawrence J. Knopf, Attorney-in-fact ________________________________ 01-03-2003 ** Signature of Reporting Person Date N.J. Nicholas, Jr. Page 2 SEC 1474 (3-99)

Nicholas, Jr., N.J. - December 2002
Form 4 (continued)

FOOTNOTE Descriptions for Boston Scientific Corporation (BSX)

Form 4 - December 2002

N.J. Nicholas, Jr.
One Boston Scientific Place

Natick, MA 01760-1537

Explanation of responses:

(1)   Stock equivalent units were acquired by the Reporting Person pursuant to the Boston Scientific Corporation Deferred Compensation Program.
(2)   Restricted stock granted to reported person and deferred under the Company's Deferred Compensation Program.
(3)   Grant to reporting person of options to buy 4,000 shares of Common Stock exercisable in annual installments of 1,333 shares on May 10, 1997, 1,333 shares on May 10, 1998 and 1,334 shares on May 10, 1999, the anniversary date of the grant.
(4)   Grant to the reporting person of options to buy 4,000 shares of Common Stock exercisable in annual installments of 1,333 shares on May 5, 1998, 1,333 shares on May 5, 1999 and 1,334 shares on May 5, 2000.
(5)   Grant to the reporting person of options to buy 4,000 shares of Common Stock exercisable in annual installments of 1,333 shares on May 5, 1999, 1,333 shares on May 5, 2000 and 1,334 shares on May 5, 2001.
(6)   Grant to the reporting person of options to buy 4,000 shares of Common Stock exercisable in annual increments of 1,333 on May 4, 2000, 1,333 shares on May 4, 2001 and 1,334 shares on May 4, 2002, the anniversary date of the grant.
(7)   Grant to reporting person of options to buy 4,000 shares of Common Stock exercisable in annual installments of 1,333 shares on May 9, 2001, 1,333 shares on May 10, 2002 and 1,334 shares on May 9, 2003, the anniversary date of the grant.
(8)   Grant to the reporting person of options to buy 2,000 shares of Common Stock exercisable in annual installments of 667, 667 and 666 shares each on May 8, 2002, 2003 and 2004, the anniversary date of the grant.
(9)   Grant to the reporting person of options to buy 2,000 shares of Common Stock exercisable in annual installments of 667, 667 and 666 shares each on May 7, 2003, 2004 and 2005, the anniversary date of the grant.

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